Exhibit (a)(5)(iii)

Contact:	Michael R. Kourey, CFO
Polycom, Inc.
925-924-5742
mkourey@polycom.com

Ernest J. Sampias
SpectraLink Corporation
303-583-5525
esampias@spectralink.com

Polycom and SpectraLink Announce Expiration of Hart-Scott-Rodino Waiting Period for the

Pending Acquisition of SpectraLink by Polycom

PLEASANTON, Calif. and BOULDER, Colo. – March 12, 2007 – Polycom, Inc. (NASDAQ: PLCM) and SpectraLink Corporation (NASDAQ: SLNK) announced today that the U.S. federal regulatory antitrust waiting period has expired for Polycom’s approximately $220 million acquisition of SpectraLink. On February 20, 2007, Polycom’s wholly-owned subsidiary, Spyglass Acquisition Corp., commenced its tender offer for all outstanding shares of SpectraLink, at a price of $11.75 per share net to the seller in cash without interest, less brokerage fees and less any required withholding taxes.

The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) expired at 11:59 p.m. EST on March 8, 2007. The expiration of the Hart-Scott-Rodino waiting period satisfies a condition to Polycom’s acquisition of SpectraLink.

The tender offer is subject to certain other conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, and other customary conditions.

The tender offer and any withdrawal rights to which SpectraLink’s shareholders may be entitled will expire at 12:00 midnight, New York City time, on March 20, 2007, unless the tender offer is extended. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, SpectraLink will become a wholly-owned subsidiary of Polycom.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Polycom and Spyglass Acquisition Corp. with the SEC on February 20, 2007. The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials. In addition, on February 20, 2007, SpectraLink filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. SpectraLink stockholders and other investors are able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

About Polycom

Polycom, Inc. is the worldwide leader in unified collaborative communications (UCC) that maximize the efficiency and productivity of people and organizations by integrating the broadest array of video, voice, data and Web solutions to deliver the ultimate communications experience. Polycom’s high quality, standards-based conferencing and collaboration solutions are easy to deploy and manage, as well as intuitive to use. Supported by an open architecture, they integrate seamlessly with leading telephony and presence-based networks. With its market driving technologies, best-in-class products, alliance partnerships, and world-class service, Polycom is the smart choice for organizations seeking proven solutions and a competitive advantage in real-time communications and collaboration. For additional information call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom website at www.polycom.com.

About SpectraLink

SpectraLink, the leader in workplace wireless telephony, delivers the power of mobile voice and messaging applications to businesses worldwide. Seamlessly integrating with VoIP and traditional telephony platforms, SpectraLink’s scalable technology provides instant access to people and business-critical information. SpectraLink handsets free on-premises employees to be more accessible, productive and responsive. For more information, visit www.spectralink.com or call 1-800-676-5465.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the statements related to the ability to complete the transaction considering the various closing conditions. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to adverse reactions to the acquisition from shareholders, regulators, customers, suppliers, partners or employees; and other risks that are described from time to time in Polycom’s and SpectraLink’s filings with the Securities and Exchange Commission, including but not limited to the risks described in Polycom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and SpectraLink’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after SpectraLink’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Polycom and SpectraLink each assume no obligation and do not intend to update these forward-looking statements.

Polycom and the Polycom logo are registered trademarks of Polycom in the U.S. and various countries. ©2007, Polycom, Inc. All rights reserved.

SpectraLink and the SpectraLink logo are registered trademarks of SpectraLink in the U.S. and various countries. ©2007, SpectraLink Corporation. All rights reserved.